UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2012

of

DUKE ENERGY RETIREMENT SAVINGS

PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 550 South Tryon Street,

Charlotte, North Carolina 28202-1803

DUKE ENERGY

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	4

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2012	5

Notes to Financial Statements	6 – 15

Supplementary Information:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012	16

NOTE:      All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Duke Energy Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 17, 2013

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

(IN THOUSANDS)

	2012	2011
Assets

Investments, at fair value
Plan interest in Duke Energy Retirement Savings Plan Master Trust	$ 3,935,435	$ 3,187,745

Receivables
Notes receivable from participants	81,313	62,412
Employer’s contributions	1,686	1,238

Total receivables	82,999	63,650

Net assets, at fair value	4,018,434	3,251,395

Adjustment from fair value to contract value for interest in Duke Energy Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(14,512)	(10,719)

Net assets available for benefits	$ 4,003,922	$ 3,240,676

See Notes to Financial Statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

(IN THOUSANDS)

Additions to net income attributed to:

Investment income
Plan interest in net income of Duke Energy Retirement Savings Plan Master Trust	$ 239,252

Interest income on notes receivable from participants	2,706

Contributions
Participants’	114,918
Employer’s	73,061
Participants’ rollover	2,949

Total contributions	190,928

Total additions	432,886

Deductions from net assets attributed to:

Benefits paid to participants	(227,394)
Administrative fees	(2,384)

Total deductions	(229,778)

Net increase prior to transfers	203,108

Transfer from Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	346,971
Transfer from Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	205,387

Inter-plan transfers, net	7,780

Net increase	763,246

Net assets available for benefits, beginning of year	3,240,676

Net assets available for benefits, end of year	$ 4,003,922

See Notes to Financial Statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

1.      Description of the Plan

The following description of the Duke Energy Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation and Purpose

The Plan is a defined contribution plan sponsored by Duke Energy Corporation (Duke Energy). Duke Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as Participating Companies. The Plan is administered by the Duke Energy Benefits Committee (Benefits Committee) and trusteed by the Fidelity Management Trust Company (Fidelity).

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides indirect ownership in Duke Energy common stock. The Plan is, in part, an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of a Participating Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, 2) are paid on the Participating Company’s U. S. payroll system, and 3) are non-union (unless agreed to in a collective bargaining agreement).

Contributions

Duke Energy automatically enrolls new full time employees eligible for the Plan. The contributions made to the Plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan Administrator. If an employee chooses not to participate, Fidelity, the recordkeeper must be contacted by the employee to change the deferral rate to 0%.

Participants may elect to contribute (subject to certain limitations) in the form of pre-tax deferrals, Roth 401(k) contributions, and/or after-tax contributions up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code (IRC) may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC.

Duke Energy matches 100% of the first 6% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Participants age 50 or older by the end of the year, may contribute an additional pre-tax and/or Roth 401(k) contribution amount over and above the IRC limits each year. For 2012, the IRC allowed participants age 50 or older to contribute up to $5,500 over and above the $17,000 pre-tax and/or Roth 401(k) contribution limit. Duke Energy does not provide a base company match on these additional contributions.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $2,949,000 were made to the Plan in 2012.

Investments

Participants may invest their Plan accounts in any or all of the core investment funds offered in the Plan. These core investment funds are institutional funds unavailable to investors outside of the Plan. The value of an account is updated each business day. As of December 31, 2012, 21 funds were offered for investment.

The Plan offers a brokerage option, BrokerageLink, whereby participants can elect to invest their Plan accounts in publicly traded securities (excluding Duke Energy securities) and mutual funds not offered directly by the Plan.

The Plan also offers an investment advisory services (Professional Management) program through the independent investment advice and management services provider, Financial Engines Advisors, LLC. Participants in the Professional Management

program are charged an annual fee of .50% on their average account balance. Participants may cancel their participation in the Professional Management program at any time without penalty.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Participating Company’s contributions, and allocations of Plan earnings and charged with benefit payments, allocations of Plan losses, and administrative expenses. Allocations are based on participant elections and earnings and/or account balances, as defined in the Plan document.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

Vesting and Distribution

A participant is 100% vested in their Plan account, with the exception of Deferred Profit Sharing contributions made by Duke Energy, which are vested after three years of service (or, while an employee, the occurrence of death, disability or attaining age 65). However, dividends on Common Stock on Deferred Profit Sharing contributions are vested immediately. Participants may elect to receive a cash payout of the account’s allocation of the current dividend paid on Common Stock or to have that allocation reinvested in the Duke Energy Common Stock Fund through an annual election. Dividends paid in cash are taxable as a plan distribution for the calendar year in which they are paid and are not subject to the 10% federal tax penalty for early distributions and are not eligible for a rollover to an IRA or similar plan. The Plan provides for several different types of in-service withdrawals, including hardship and age 59  1/2  withdrawals, and withdrawals of rollover and after-tax accounts at any time. A hardship distribution must comply with Section 401(k) of the IRC.

Forfeitures

Generally, upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses. At December 31, 2012 and 2011, forfeitures of $563,188 and $384,990, respectively, were included in Plan assets. In 2012, employer contributions were not reduced from forfeited nonvested participant balances. In 2011, employer contributions were reduced by $235 from forfeited nonvested participant balances.

Payment of Benefits

Upon termination of employment, including retirement, death or disability, a participant or, if the participant is deceased, his or her beneficiary, may request the distribution of the balance of the participant’s Plan account. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant (or spouse beneficiary) may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which the participant attains age 70  1/2. A non-spouse beneficiary of a deceased participant may elect that a distribution be delayed for up to five years following the date of death. Distributions are paid in a lump sum for vested benefits of $1,000 or less.

Notes Receivable From Participants

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their vested account balances. Loans are to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). The loan is secured by 50% of the balance in the participant’s Plan account at the issuance of the loan and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

Plan Merger

Effective at the close of business on December 31, 2012, the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) (collectively, the Merged Plans) were merged into the Plan. Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) assets totaling approximately $205,387,000 and Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) assets totaling approximately $346,971,000 were transferred to the Plan on December 31,

2012. Employees participating in the Merged Plans automatically became participants in the Plan and are entitled to receive accrued benefits immediately after the merger that are equal to their accrued benefits under the Plan immediately prior to the effective date of the merger.

Plan Termination

Duke Energy expects and intends to continue the Plan indefinitely, but has the right under the Plan to amend, suspend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

2.       Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various securities which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair value except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contracts as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contract, and the Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

The Duke Energy Common Stock Fund is comprised of shares of Duke Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis. Duke Energy common stock is valued at its closing market price reported on the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification. Such transfers are reflected as interplan transfers in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Administrative Expenses

A portion of administrative expenses of the Plan are paid by Duke Energy.

Recent Accounting Pronouncements

In May 2011, the FASB amended existing requirements for measuring fair value and for disclosing information about fair value measurements. This revised guidance results in a consistent definition of fair value, as well as common requirements for measurement and disclosure of fair value information between US GAAP and International Financial Reporting Standards. In addition, the amendments set forth enhanced disclosure requirements with respect to recurring Level 3 measurements, nonfinancial assets measured or disclosed at fair value, transfers between levels in the fair value hierarchy, and assets and liabilities disclosed but not recorded at fair value. For the Plan, the revised fair value measurement guidance is effective on a prospective basis for periods beginning after January 1, 2012. The adoption of the accounting standard does not impact the Plan’s financial statements.

3.       Investments

The Plan is a participant in the Duke Energy Retirement Savings Plan Master Trust (RSP Master Trust). The RSP Master Trust was established on January 1, 2008 for certain defined contribution 401(k) plans sponsored by Duke Energy.

Prior to the Plan Merger (see Note 1), Duke Energy also sponsored the following plans, whose investments were held in the RSP Master Trust:

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), which covers union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), which covers union employees of Cinergy Corp. and subsidiaries represented by the Utility Workers Union of America, Local 600, The International Brotherhood of Electrical Workers, Local 1347 and Local 352, The United Steelworkers of America, Local 12049 and Local 54-106, The Employees’ Representation Association, and UNITE HERE, Local 1995.

As described in Note 1 (Plan Merger), the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) were merged into the Plan effective at the close of business on December 31, 2012.

The following presents the Statement of Net Assets Available for Benefits of the RSP Master Trust as of December 31, 2012 and 2011 (in thousands):

	2012		2011
	RSP Master Trust	Plan interest (%)	RSP Master Trust	Plan Interest (%)
Assets

Investments, at fair value
Institutional funds	$1,892,009	100	$1,565,009	87
Duke Energy Common Stock Fund	1,218,468	100	1,357,602	89
Stable value fund	381,439	100	373,197	87
Mutual funds	234,999	100	216,433	63
Non-employer common stock	157,855	100	153,177	86
Interest-bearing cash	49,971	100	43,337	75
Corporate debt	669	100	1,102	63
US government securities	25	100	15	100

Total investments	3,935,435	100	3,709,872	86

Receivables
Notes receivable from participants	81,313		78,957
Employer’s contributions	1,686		1,823

Total receivables	82,999		80,780

Net assets, at fair value	4,018,434		3,790,652

Adjustment from fair value to contract value for interest in Duke Energy Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(14,512)		(12,309)

Net assets available for benefits	$4,003,922		$3,778,343

Investments and income from the RSP Master Trust are allocated to the participating plans based on each plan’s participation in the investment option within the RSP Master Trust. Allocations of Net Assets Available for Benefits in the RSP Master Trust to participating plans as of December 31, 2012 and 2011 are as follows (in thousands):

	2012
	Amount	Percentage
Duke Energy Retirement Savings Plan	$4,003,922	100
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	—	—
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	—	—

Net assets available for benefits - RSP Master Trust	$4,003,922	100

	2011
	Amount	Percentage
Duke Energy Retirement Savings Plan	$3,240,676	86
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	344,751	9
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	192,916	5

Net assets available for benefits - RSP Master Trust	$3,778,343	100

The following presents the Statement of Changes in Net Assets Available for Benefits of the RSP Master Trust for the year ended December 31, 2012 (in thousands):

Additions to net income attributed to:

Investment income
Net appreciation in fair value of investments
Duke Energy Common Stock Fund	$(38,814)
Institutional funds	230,446
Mutual funds	28,402
Non-employer common stock	(7,383)
Stable value fund	8,725

Total net appreciation in fair value of investments	221,376
Interest and dividends	61,103

Total additions	282,479

Deductions from net assets attributed to:
Administrative fees	(2,828)

Total deductions	(2,828)

Net increase prior to transfers	279,651

Transfers in	229,699
Transfers out	(283,771)

Net increase	225,579

Net assets available for benefits, beginning of year	3,778,343

Net assets available for benefits, end of year	$4,003,922

Allocations of the increase in Net Assets Available for Benefits in the RSP Master Trust to participating plans (before inter-plan transfers, net) for the year ended December 31, 2012, are as follows (in thousands):

	Amount	Percentage
Duke Energy Retirement Savings Plan	$203,108	90
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	7,410	3
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	15,061	7

Net increase in net assets available for benefits - RSP Master Trust	$225,579	100

The fair value of individual investments that represent 5% or more of the RSP Master Trust net assets available for benefits as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
*Duke Energy Common Stock Fund	$1,218,468	$1,357,602
Stable Value Fund	381,439	373,197
US Equity S&P 500 Index Fund	392,742	291,914
US Equity Large Cap Value Fund	268,058	206,898
* Fixed Income Blend Fund	210,047	—

*Denotes a party-in-interest.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows (in thousands):

		2012	2011
*	Duke Energy Common Stock Fund	$1,218,468	$1,206,476
	Stable Value Fund	381,439	325,008
	US Equity S&P 500 Index Fund	392,742	258,741
	US Equity Large Cap Value Fund	268,058	174,870
*	Fixed Income Blend Fund	210,047	—

*Denotes a party-in-interest.

4.      Exempt Party-in-Interest Transactions

Fidelity is the Trustee for all Plan investments, as defined by the Plan. Fidelity invests the Duke Energy Common Stock Fund in shares of Common Stock. Additionally, a portion of the Duke Energy Common Stock Fund and certain other core investment funds offered in the Plan is maintained in cash. Fidelity administers the cash at the direction of Duke Energy or the respective fund managers, and therefore, such transactions qualify as party-in-interest transactions. Transactions pertaining to Fidelity funds held in individual participant BrokerageLink accounts also qualify as party-in-interest transactions.

5.       Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed Duke Energy by a letter dated February 16, 2006, that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the IRC. The Plan is intended to be tax-qualified under Section 401(a) of the IRC of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions. Plan management believes it is no longer subject to income tax examination for years prior to 2009.

6.      Investment Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits.

The Plan has invested a significant portion of its assets in the Duke Energy Common Stock Fund. This investment in the Duke Energy Common Stock Fund approximates 30% and 37% of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, respectively. As a result of this concentration, any significant fluctuation in the market value of the Duke Energy Common Stock Fund could affect individual participant accounts and the net assets of the Plan.

7.      Benefit-Responsive Investments

The Plan has interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The Stable Value Fund also enters into a wrapper contract issued by a third-party.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of such an event is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The yield earned by the contract for the years ended December 31, 2012 and 2011 was 1.39% and 2.08%, respectively. This represents the annualized earnings of all investments in the contract, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the contract.

The yield earned by the contract with an adjustment to reflect the actual interest rate credited to participants in the contract for the years ended December 31, 2012 and 2011 was 2.49% and 2.87%, respectively. This represents the annualized earnings credited to participants in the contract divided by the fair value of all investments in the contract.

As of December 31, 2012 and 2011, the contract values of the Plan’s Stable Value Fund were approximately $366,927,000 and $314,289,000, respectively. As of December 31, 2012 and 2011, the fair values of the Plan’s Stable Value Fund were approximately $381,439,000 and $325,008,000, respectively. Fair value adjustments of approximately $(14,512,000) and $(10,719,000) were recorded on the Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011, respectively.

8.       Fair Value Measurements

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value, establishes a framework for measuring fair value in US GAAP and expands disclosure requirements about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under ASC 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although ASC 820 does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

Under the amended guidance of FASB Accounting Standards Update (ASU) No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12), entities are permitted, as a practical expedient, to estimate the fair value of investments within its scope using the NAV per share of the investment as of the reporting entity’s measurement dates. The amended guidance also requires additional disclosures to better enable users of the financial statements to understand the nature and risks of the reporting entity’s investments that fall under these rules. As a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance.

The Plan determines fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by ASC 820, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

The following table provides by level, within the fair value hierarchy, the RSP Master Trust’s investments at fair value as of December 31, 2012 and 2011 (in thousands):

	2012
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Duke Energy Common Stock Fund	$1,218,468	$1,218,468	$ —	$—

Institutional funds
Large cap	835,675	—	835,675	—
Blended	522,200	—	522,200	—
International	163,332	—	163,332	—
Small/mid cap	160,755	—	160,755	—
Fixed income blend	210,047	—	210,047	—

BrokerageLink
Mutual funds	234,999	234,999	—	—
Non-employer common stock	157,855	157,855	—	—
Interest-bearing cash	49,971	49,971	—	—
Corporate debt	669	669	—	—
US government securities	25	25	—	—

Stable value fund	381,439	—	381,439	—

Total investments at fair value	$3,935,435	$1,661,987	$2,273,448	$—

	2011
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Duke Energy Common Stock Fund	$1,357,602	$1,357,602	$—	$—

Institutional funds
Large cap	650,331	—	650,331	—
Blended	481,996	—	481,996	—
International	126,378	—	126,378	—
Small/mid cap	152,926	—	152,926	—
Fixed income blend	153,378	—	153,378	—

BrokerageLink
Mutual funds	216,433	—	216,433	—
Non-employer common stock	153,177	153,177	—	—
Interest-bearing cash	43,337	43,337	—	—
Corporate debt	1,102	1,102	—	—
US government securities	15	15	—	—

Stable value fund	373,197	—	373,197	—

Total investments at fair value	$3,709,872	$1,555,233	$2,154,639	$—

Valuation methods of the primary fair value measurements disclosed above are as follows. There have been no changes in the methodologies used at December 31, 2012 or 2011.

Common stock/Corporate Debt/US Government securities: Valued at the closing price in the principal active market on which the securities are traded. Principal active markets include published exchanges such as NASDAQ, NYSE, NYMEX and Chicago Board of Trade, as well as pink sheets, which is an electronic quotation system that displays quotes for broker-dealers for many over-the-counter securities.

Institutional funds – Large cap: Includes investments in large US value stocks to provide investors with a method for capturing returns of the market of large US value stocks and achieving capital appreciation and over the long term, with an acceptance of the volatility inherent to large US stocks. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

Institutional funds – Blended: Includes a diversified blend of stocks, bonds, and short-term investments, professionally managed to provide an investment portfolio based on a target date of age 65. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

Institutional funds – International: Includes diversified investments in the equity of developed and emerging market countries other than the US, ranging from large to micro cap capitalizations, to provide investors with a method for capturing returns of these equity markets, and achieving capital appreciation and income over the long term, with an acceptance of volatility inherent in the developed and emerging non-US markets in aggregate. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

Institutional funds – Small/mid cap: Includes diversified investments of common stocks issued by US companies with small to mid capitalizations, attempting to generate investment returns that exceed those of the Russell 2500® Index over a market cycle for investors seeking growth and income and capital appreciation over the long-term, with an acceptance of the volatility inherent in the small/mid size company segment of the US market. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

Institutional funds – Fixed income blend: Includes investments in a full range of investment grade fixed income securities and small opportunistic allocations to below investment grade and non-dollar bonds for investors seeking current income and the relative security of principal, compared to equity investments. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

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Mutual funds: Valued at the net asset value of shares held by the Plan at year end. The Plans’ investments in mutual funds within the BrokerageLink account are valued using Level 2 measurements.

Stable value fund: Valued at contract value, with adjustment to fair value disclosed in the Statements of Net Assets Available for Benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Investments in units of underlying funds are valued at their respective net asset values. The guaranteed investment contract consists of investments in underlying securities with a wrap contract under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. The fair value of the wrap contracts is determined using a discounting methodology. Deposits to and withdrawals from the Stable Value Fund may be made daily at the current net asset value per unit. There are currently no redemption restrictions or redemption notice period.

The availability of observable market data is monitored to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. During 2012, as a result of a reassessment, the classification of the mutual funds held within BrokerageLink was changed from Level 2 to Level 1 to reflect the valuation methodology and observable inputs used. The change in fair value classification and transfer to Level 1 is reported at the beginning of the reporting period.

9.      Plan Changes

Effective as of the close of December 31, 2012, the Plan was amended to provide for the merger of the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest).

Effective September 28, 2012, the Plan was amended to update its affiliate sponsors.

Effective as of June 29, 2012, the Plan was amended to credit certain prior service with Progress Energy (a Duke Energy affiliated company) under the Plan and to modify the provisions regarding adoption of the Plan by affiliated sponsors.

Effective January 1, 2012, the Plan was amended as follows:

Effective upon occurrence of the merger of Duke Energy with Progress Energy, Inc. (in accordance with the Agreement and Plan of Merger dated January 8, 2011), excludes Progress Energy Inc. employees from participation

Modifies the provisions regarding Plan administration

Makes certain clarifications regarding compensation, named fiduciaries, profit-sharing vesting, and the Investment Committee

10.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$4,003,922	$3,240,676
Adjustment from contract value to fair value for fully benefit-responsive contract	14,512	10,719

Net assets available for benefits per Form 5500	$4,018,434	$3,251,395

The following is a reconciliation of the Plan’s change in net assets available for benefits per the Plan financial statements to Form 5500 for the year ended December 31, 2012 (in thousands):

Increase in net assets available for benefits per financial statements	$763,246
Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	3,793

Increase in net assets available for benefits per Form 5500	$767,039

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DUKE ENERGY

RETIREMENT SAVINGS PLAN

EIN: 20-2777218 PN: 002

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(IN THOUSANDS)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value
*	Notes Receivable from Participants	Participant Loans	– 0 –	81,313
		Interest Rates 4.25% - 10.99% Maturities ranging from 2013-2027

	Total			$81,313

*	Permitted party-in-interest

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN

Date: June 20, 2013	By:	/s/ Peter Kostiw
Peter Kostiw

Vice President, Total Rewards